Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 25 DATED FEBRUARY 20, 2014
TO THE PROSPECTUS DATED FEBRUARY 6, 2013
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated February 6, 2013, as supplemented by supplement no. 21 dated January 10, 2014, supplement no. 22 dated January 10, 2014, supplement no. 23 dated February 4, 2014 and supplement no. 24 dated February 19, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the disposition of Las Cimas IV.
Disposition of Las Cimas IV
On October 28, 2011, we, through an indirect wholly owned subsidiary, acquired a five-story office building containing 138,008 rentable square feet located on 9.7 acres of land in Austin, Texas (“Las Cimas IV”). The purchase price (net of closing costs) of Las Cimas IV was $35.7 million plus closing costs. Subsequent to acquisition, we had invested an additional $0.5 million in tenant and capital improvements and $0.5 million in other leasing costs. On February 19, 2014, we sold Las Cimas IV for $43.2 million, resulting in a gain of approximately $10.9 million, calculated in accordance with U.S. generally accepted accounting principles which includes reductions to the net book value of the property due to historical depreciation and amortization expense. The purchaser is not affiliated with us or our advisor.

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